Exhibit 99.1

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, 12.12 and 13.11.	06/25/2018
V3	Update in items 3.1 and 11.1.	07/30/2018
V4	Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5.	08/06/2018
V5	Update in items 4.3, 10.3 and 15.7	08/21/2018
V6	Update in items 12.5/12.6 and 12.12	09/11/2018
V7	Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and 12.12.	10/29/2018
V8	Update in item 17.5.	11/12/2018

8.2. Indicate significant changes in the conduction of the issuer’s business (period of last three years)

Itaú Unibanco's management structure

On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, Wholesale General Director, has reached the age limit for exercising the duties of this position.

Mr. Vassimon will be succeeded by Caio Ibrahim David, currently the Executive Vice President of Risk and Finance Control Area, who is already a member of the Executive Committee. Milton Maluhy Filho, who will end his term of office as CEO of Itaú Corpbanca in January, will take up the position of Vice President of Risk and Finance Control Area. Accordingly, Milton Maluhy Filho will also be a member of Itaú Unibanco’s Executive Committee. The changes approved by the Nomination and Corporate Governance Committee and the Board of Directors will come into effect as from January 2019.

The Annual and Extraordinary General Stockholders’ Equity held on April 25, 2018 approved the election of Ms. Ana Lúcia de Mattos Barretto Villela for the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly.

On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen.

On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market new proposals for change in the composition of the Board of Directors.

An officer of Brasil Warrant Administração de Bens e Empresas, Mr. João Moreira Salles was nominated to one of the vacancies to represent controlling stockholders in the Board of Directors, according to the Company’s Stockholders’ Agreement, replacing Mr. Demosthenes Madureira de Pinho Neto, who will leave the Board.

Mr. Alfredo Villela has informed the Board that he will leave his management position in the Company.

A Board member from 2006 to 2008 and Executive Vice President from 2008 to 2011, Mr. Geraldo Carbone was nominated to fill in the position of Mr. Villela for the next term of office, also according to the Company’s Stockholders’ Agreement.

Mr. Nildemar Secches has informed the Board that he will leave this body. To fill this vacancy, Mr. Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member.

As announced on November 9, 2016, Mr. Marco Bonomi was also nominated to the Company’s Board of Directors.

Messrs. Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Setubal were nominated for re-election.

These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017.

On November 9, 2016, following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. announced its new Chief Executive Officer and a number of changes to its Executive Committee.

After over 22 years leading the organization, Mr. Roberto Setubal has reached the age limit for acting as our CEO. As of the Annual General Stockholders’ Meeting of 2017, Roberto leaves the Executive Presidency of Itaú Unibanco and, together with Pedro Moreira Salles, will act as co-chairman of the Company’s Board of Directors.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, leaves the position of Retail General Director and will take over as a member of the Executive Board of Itaú Unibanco Holding S.A., a position for which he will be nominated at the Annual General Stockholders’ Meeting of 2017.

Mr. Candido Bracher replaces Roberto Setubal as Itaú Unibanco’s new Chief Executive Officer.

Mr. Eduardo Vassimon replaces Candido Bracher as the Company’s Wholesale General Director, and now leads the segments of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as the Latin America business.

Mr. Marcio Schettini will become the Retail General Director, replacing Marco Bonomi in the management of banking branches, small and middle-market companies, Cards and Rede (our card acquiring business), real estate, insurance and vehicles. The marketing department will also be under his supervision.

Mr. Caio David rejoins the Executive Committee of Itaú Unibanco Holding S.A. as Vice President and will be responsible for the Risk and Finance departments, becoming the Company’s CFO and CRO.

Mr. André Sapoznik was promoted to Vice President and now leads the Technology and Operations departments, replacing Mr. Marco Schettini.

Ms. Claudia Politanski remains as Vice President of Human Resources, Legal and the External Ombudsman’s Office, Corporate Communication and Institutional and Governmental Relations.

On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by Mr. Roberto Setubal, and a new Executive Committee composed of 3 General Directors (Wholesale; Retail, and Technology and Operations) and 2 Vice Presidents (Risk Management and Control and Finance; and Legal, Human Resources, Corporate Communication and Institutional and Governmental Relations).

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

b) incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or Gestora de Inteligência de Crédito S.A. (“GIC”).

In November 2016, CADE (the Brazilian antitrust agency) approved the transaction with certain restrictions and, on June 14, 2017, GIC was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A. ).

GIC is structured as a Brazilian corporation and shareholders share its control, with each of them holding a 20% equity ownership. Its board of directors is composed of members appointed by the shareholders and its executives will be exclusively dedicated to GIC’s businesses, preserving the independent nature of GIC’s management. GIC’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with the Corp Group, former controlling shareholder of CorpBanca, the majority of members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet.

These operations were implemented as a result of the commitments we assumed in the Transaction Agreement, entered into with CorpBanca and its controlling shareholders in January 2014 and amended in June 2015.

In January 2017, we executed an amendment to the Transaction Agreement, which provided for (i) the postponement of the acquisition date of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of the applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia to a sale and purchase of assets and liabilities, concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

In accordance with the put option set forth in Itaú CorpBanca’s Shareholders’ Agreement, we increased our ownership interest on three occasions:(i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our equity stake to 35.71% from 33.58%, and (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$55.6 million increasing our equity stake to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$365 million, increasing our equity stake to 38.14% from 36.06%. In all cases, there were no changes in the governance of Itaú CorpBanca.

Sale of Group Life Insurance Business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1. 1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In August 2017, CADE approved Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such transaction.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements were completed on December 26, 2017 after the compliance with the provisions in the respective stockholders’ agreements of these companies.

XP Investimentos

On May 11, 2017, Itaú Unibanco S.A. entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G. A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for purchasing, at a first acquisition, 49.9% of the capital stock (representing 30.1% of common shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of the XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valore Mobiliários S. A(“XP Investimentos”), by means of a capital increase of R$600 million and the acquisition of XP Holding’s shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments provided for since the execution date the agreement (“First Acquisition”). XP Holding´s total capital stock (before the First Acquisition) was valued at approximately R$12 billion.

Itaú Unibanco S.A. obtained authorizations from CADE, the Brazilian antitrust agency in March 2018, and from the Central Bank of Brazil (BACEN) in August 2018to consummate the First Acquisition. Accordingly, Itaú Unibanco S.A. signed (i) a Concentration Control Agreement (“CCA”) with BACEN and undertook the commitment to:(a) not to acquire the ownership control of XP Holding for eight years as from the execution of the CCA; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option; and (ii) a CCA with CADE and undertook the commitment to:(a) if requested, distribute its own investment products through open platforms from competitors of XP Holding’s platforms at an arm’s-length basis; and (b) not direct its customers to XP Holding’s platforms.

On the closing date of the First Acquisition, which will take place on August 31, 2018, Itaú Unibanco S.A. and certain of the Sellers will execute a Shareholders’ Agreement that will reflect, among others, provisions regarding the rights of Itaú Unibanco as a minority shareholder of XP Holding, as well as Itaú Unibanco’s right to appoint two out of seven members of the XP Holding’s Board of Directors.

Subject to the future approval from proper government authorities, in addition to the First Acquisition, Itaú Unibanco has agreed to acquire in 2022 an additional 12.5% stake of XP Holding’s capital stock, which will lead Itaú Unibanco S.A. to hold 62.4% of the total capital stock of XP Holding (equivalent to 40.0% of common shares) based on a multiple (19 times) of XP Holdings earnings.

In view of this scenario, it is worth mentioning that the operation and management of the business of all XP Group’s companies, including XP Investimentos, will continue to be independent, segregated and autonomous, preserving its current principles and values. The control of the XP Group will continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and other subsidiaries will remain in charge of their respective business, so as to ensure that XP Investimentos continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its customers, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco’s conglomerate, without any restrictions or barriers. Itaú Unibanco will act as a minority shareholder and will have no influence on the commercial and operational policies of XP Investimentos or any other company in the XP Group, neither will have any preference or exclusivity rights regarding the sale of such products.

We estimate that the First Acquisition will impact Itaú Unibanco’s Basel index by 0.80%.

Initial Public Offering of IRB

In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) carried out an initial public offering of its common shares, which consisted of a public offering for R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A under the U. S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U. S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorizations, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard), to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we completed the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we completed the acquisition of the total equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

Acquisition of ConectCar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica S.A. ("ConectCar") from Odebrecht Transport S.A., for the amount of R$170 million. The remaining 50% of ConectCar's capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations described at 2016.

ITEM 11. PROJECTIONS

11.1. Projections should identify:

Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector and international markets. For this reason, these expectations may change.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends impacting our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information.

Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

a.1) Accumulated variation in the 12-month period:

•	Total loan portfolio, including endorsements, sureties and private securities;
•	Financial margin with clients;
•	Commissions and fees and Result from insurance operations; and
•	Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

•	Cost of credit, includes result from loan losses, impairment and discounts granted; and
•	Financial margin with the market.

a.3) Expected income tax and social contribution.

a.4) The projections are calculated based on financial statements

b)	projected period and the period for which the projection is valid

•	Projected period: fiscal year 2018;
•	Project validity: this year or until Management states otherwise.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2018

Expectations disclosed to the market are based on the assumed alignment with the budget projected by the bank for 2018. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out during the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Projections already include Citibank’ retail operations in Brazil in 2017 and 2018. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2018

This looking-forward information is subject to uncertainties and assumptions including among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, and performance of financial markets;
•	General economic and political conditions abroad and in particular in the countries where we operate;
•	Government regulations and tax laws and respective amendments in the countries where we operate;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements in the countries where we operate;
•	Regulation and liquidation of our business on a consolidated basis;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of competition and industry consolidation in the countries where we operate;
•	Changes that may impact our loan portfolios and the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves;
•	Unpredictable exposures can impact the effectiveness of our risk management policies;
•	Damage to our reputation;
•	Unanticipated contingencies can make the integration of acquired or merged businesses difficult;
•	Downgrade of our credit ratings;
•	Risk that we will not have sufficient financial resources to meet obligations by the respective maturity dates;
•	Recruiting and retention of skilled employees;
•	The hedging strategy may be unable to prevent losses;
•	Unfavorable court decisions involving material amounts for which we have no provision may affect our financial results;
•	Our business strategy may not provide the results expected by the company;
•	Misconduct of our employees; and
•	Other company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2018

	Consolidated	Brazil[1]

Total Credit Portfolio[2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Finanicial Margin with Clients	From-0.5% to 3.0%	From-1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit[3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations[4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate[5]	From 33.5% to 35.5%	From 34.0% to 36.0%

(1)          Includes units abroad ex-Latin America;

(2)          Includes financial guarantees provided and corporate securities;

(3)          Composed of Result from loan losses, impairment and discounts granted;

(4)          Commissions and fees (+) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) insurance, pension plan and capitalization selling expenses.

(5)          Includes the recognition of new deferred tax assets at the rate of 40%.

These projections include Citibank’ retail operations in Brazil in 2017 and 2018.

It is noteworthy mentioning that for the third quarter of 2018, the Company considers, for management purposes, cost of capital of approximately 14.5% per year.

The practice of paying dividends and interest on capital, and respective payout simulations, as disclosed on September 26, 2017, are reflected in item 3.4 (Policy on Appropriation of Earnings – “b” Rules on distribution of dividends) of this Form.

On October 29, 2018, we disclosed the results of the third quarter of 2018 and informed that we kept unchanged the ranges of our 2018 forecast.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Caio Ibrahim David	01/20/1968	Board of Officers member only	04/26/2018	Annual	2
101.398.578-85	Engineer	19 – Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Director Vice President

Márcio de Andrade Schettini	05/22/1964	Board of Officers member only	04/26/2018	Annual	3
662.031.207-15	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		General Director

Andre Balestrin Cestare	06/08/1978	Board of Officers member only	04/26/2018	Annual	1
213.634.648-25	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Renato Barbosa do Nascimento	10/28/1971	Board of Officers member only	04/26/2018	Annual	1
161.373.518-90	Accountant	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Tom Gouvêa Gerth	08/29/1975	Board of Officers member only	04/26/2018	Annual	1
256.166.718-94 Not applicable	Business Administrator and Accountant	19 – Other officers Officer	06/25/2018	No	0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
André Sapoznik	02/24/1972	Board of Officers member only	04/26/2018	Annual	2
165.085.128-62	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Director Vice President

Gilberto Frussa	10/20/1966	Board of Officers member only	04/26/2018	Annual	2
127.235.568-32	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Álvaro Felipe Rizzi Rodrigues	03/28/1977	Board of Officers member only	04/26/2018	Annual	4
166.644.028-07	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Officer

Sergio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/26/2018	Annual	2
282.310.718-57	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Eduardo Mazzilli de Vassimon	10/07/1958	Board of Officers member only	04/26/2018	Annual	6
033.540.748-09	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		General Director

Claudia Politanski	08/31/1970	Board of Officers member only	04/26/2018	Annual	10
132.874.158-32	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Director Vice President

Alexsandro Broedel	10/05/1974	Board of Officers member only	04/26/2018	Annual	5
031.212.717-09	Accountant	19 – Other officers	06/25/2018	No	0.00%
Investor Relations Officer		Executive Officer

Chairman of the Disclosure and Trading Committee

Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/26/2018	Annual	7
186.130.758-60	Information Technologist	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Tatiana Grecco	08/31/1973	Board of Officers member only	04/26/2018	Annual	1
167.629.258-63	Technologist in Construction	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Candido Botelho Bracher	12/05/1958	Board of Officers member only	04/26/2018	Annual	10
039.690.188-38	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Chief Executive Officer

José Virgilio Vita Neto	09/13/1978	Board of Officers member only	04/26/2018	Annual	4
223.403.628-30	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

Rodrigo Luís Rosa Couto	08/08/1975	Board of Officers member only	04/26/2018	Annual	7
	Business Administrator			No	0.00%
882.947.650-15		19- Other officers	06/25/2018
Not applicable.		Officer

Fernando Barçante Tostes Malta	04/14/1968	Board of Officers member only	04/26/2018	Annual	2
	Systems Analyst			No	0.00%
992.648.037-34		19- Other officers	25/06/2018
Not applicable		Executive Officer

Paulo Sergio Miron	07/26/1966	Board of Officers member only	04/26/2018	Annual	3
	Accountant			No	0.00%
076.444.278-30		19- Other officers	06/25/2018
Not applicable.		Executive Officer

Adriano Cabral Volpini	12/06/1972	Board of Officers member only	10/25/2018	Annual	0
	Business Administrator			No	0.00%
162.572.558-21		19- Other officers
Not applicable.		Executive Officer

Leila Cristiane Barboza Braga de Melo	10/04/1971	Board of Officers member only	04/26/2018	Annual	4
	Lawyer			No	0.00%
153.451.838-05		19- Other officers	06/25/2018
Member of the Disclosure and Trading Committee		Executive Officer

Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/25/2018	Annual	0
	Pedagogic Professional			Yes	0.00%
066.530.828-06		29- Other board officers	10/24/2018
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee		Member of the Board of Directors (non-executive director)

Fábio Colletti Barbosa	10/03/1954	Board of Directors member only 29- Other board officers	04/25/2018	Annual	3
771.733.258-20	Business Administrator	Member of the Board of Directors (independent director)	10/24/2018	Yes	100.00%
Member of the Personnel Committee
Member of the Nomination and Corporate Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Gustavo Jorge Laboissière Loyola	12/19/1952	Board of Directors member only	04/25/2018	Annual	10
101.942.071-53	Economist	29 - Other board members	10/24/2018	Yes	100.00%
Member of the Related Parties Committee		Member of the Board of Directors (independent director)
Member of the Compensation Committee
Chairman of the Audit Committee

José Galló	09/11/1951	Board of Directors member only	04/25/2018	Annual	2
032.767.670-15	Business Administrator	29 - Other board members	10/24/2018	Yes	84.62%
Member of the Personnel Committee		Member of the Board of Directors (independent director)

Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/25/2018	Annual	10
			10/24/2018
548.346.867-87	Economist	29 - Other board members		Yes	100.00%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Chairman of the Capital and Risk Management Committee
Member of the Related Parties Committee

Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/25/2018	Annual	10
			24/10/2018
551.222.567-72	Banker	29 - Other board members		Yes	100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Chairman of the Strategy Committee		Co-chairman of the Board of Directors (non-executive director)
Chairman of the Nomination and Corporate Governance Committee
Chairman of the Personnel Committee
Member of the Compensation Committee

Ricardo Villela Marino	01/28/1974	Board of Directors member only	04/25/2018	Annual	10
			10/24/2018
252.398.288-90	Engineer	29 - Other board members		Yes	100.00%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	Board of Directors member only	04/25/2018	Annual	10
			10/24/2018
014.414.218-07	Business Administrator	29 - Other board members		Yes	92.31%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Member of the Nomination and Corporate Governance Committee
Member of the Disclosure and Trading Committee

Roberto Egydio Setubal	10/13/1954	Board of Directors member only	04/25/2018	Annual	10
			10/24/2018
007.738.228-52	Engineer	29 - Other board members		Yes	84.62%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
Member of the Capital and Risk Management Committee		Co-chairman of the Board of Directors (non-executive director)
Member of the Strategy Committee
Chairman of the Compensation Committee

Amos Genish	10/26/1960	Board of Directors member only	04/25/2018	Annual	1
009.194.169-50	Economist	29 - Other board members	10/24/2018	Yes	76.92%
Member of the Personnel Committee		Member of the Board of Directors (independent director)

João Moreira Salles	04/11/1981	Board of Directors member only	04/25/2018	Annual	1
295.520.008-58	Economist	29 - Other board members	10/24/2018	Yes	92.31%
Member of the Strategy Committee		Member of the Board of Directors (non-executive director)

Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/25/2018	Annual	1
700.536.698-00	Economist	29 - Other board members	10/24/2018	Yes	84.62%
Member of the Nomination and Corporate Governance Committee		Member of the Board of Directors (non-executive director)
Member of the Capital and Risk Management
Committee

Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/25/2018	Annual	1
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the	10/24/2018	Yes	0.00%
Not applicable.		controlling stockholder

Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/25/2018	Annual	2
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the	10/24/2018	Yes	100.00%
Not applicable.		controlling stockholder

Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/25/2018	Annual	2
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by preferred	10/24/2018	No	0.00%
Not applicable.		stockholders

Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/25/2018	Annual	3

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by preferred	10/24/2018	No	100.00%
Not applicable.		stockholders

João Costa	08/10/1950	Fiscal Council	04/25/2018	Annual	9
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the	10/24/2018	Yes	0.00%
Not applicable.		controlling stockholder

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/25/2018	Annual	7
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder	10/24/2018	Yes	100.00%
Not applicable.

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Antonio Carlos Barbosa de Oliveira	Audit Committee	Committee member (effective)	Engineer	04/26/2018	Annual	0.00%
528.154.718-68			06/13/1951	06/25/2018	0
Not applicable.

Antonio Francisco de Lima Neto	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
231.877.943-00			06/13/1965	06/25/2018	3
Not applicable.

Diego Fresco Gutierrez	Audit Committee	Committee member (effective)	Accountant	04/26/2018	Annual	100.00%
214.970.328-90			01/24/1970	06/25/2018	5
Not applicable.

Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/26/2018	Annual	94.44%
101.942.071-53			12/19/1952	06/25/2018	1
Member of the Board of Directors
Member of the Related Parties Committee
Member of the Compensation Committee

Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	94.44%
036.221.618-50			06/23/1959	06/25/2018	4
Not applicable.

Rogério Paulo Calderón Peres	Audit Committee	Committee member (effective)	Business	04/26/2018	Annual	100.00%
			Administrator
035.248.608-26			02/02/1962	06/25/2018	2
Not applicable.

Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53			12/19/1952	04/26/2018	2

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors
Chairman of the Audit Committee
Member of the Related Parties Committee

Israel Vainboim	Compensation Committee	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
090.997.197-87			06/01/1944	04/26/2018	3
Not applicable.

Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
548.346.867-87			07/13/1956	04/26/2018	8
Member of the Board of Directors
Chairman of the Capital and Risk Management Committee
Member of the Related Parties Committee

Pedro Moreira Salles	Compensation Committee	Committee member (effective)	Banker	04/26/2018	Annual	100.00%
551.222.567-72			10/20/1959	04/26/2018	8

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Co-chairman of the Board of Directors
Chairman of the Strategy Committee
Chairman of the Nomination and Corporate Governance Committee
Chairman of the Personnel Committee

Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	04/26/2018	Annual	100.00%
007.738.228-52			10/13/1954	04/26/2018	1
Co-chairman of the Board of Directors Member of
the Capital and Risk Management Committee
Member of the Strategy Committee

Alexsandro Broedel	Other committees	Chairman of the Committee	Accountant	04/26/2018	Annual	100.00%
031.212.717-09	Disclosure and Trading Committee		10/05/1974	04/26/2018	5
Executive Officer
Investor Relations Officer

Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	100.00%
			Administrator
014.414.218-07	Nomination and Corporate Governance Committee		09/01/1958	04/26/2018	9

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors
Member of the Personnel Committee
Member of the Disclosure and Trading Committee

Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	50.00%
			Administrator
014.414.218-07	Disclosure and Trading		09/01/1958	04/26/2018	10
	Committee
Member of the Board of Directors
Member of the Nomination and Corporate Governance
Committee
Member of the Personnel Committee

Alfredo Egydio Setubal	Other committees	Committee member (effective)	Business	04/26/2018	Annual	100.00%
			Administrator
014.414.218-07	Personnel Committee		09/01/1958	04/26/2018	3
Member of the Board of Directors
Member of the Nomination and Corporate Governance
Committee Member of the Disclosure and Trading Committee

Álvaro Felipe Rizzi Rodrigues	Other committees	Committee member (effective)	Lawyer	04/26/2018	Annual	100.00%
	Disclosure and Trading		03/28/1977	04/26/2018	4
166.644.028-07	Committee
Officer

Amos Genish	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
009.194.169-50	Personnel Committee		10/26/1960	04/26/2018	1
Member of the Board of Directors

Ana Lúcia de Mattos Barretto Villela	Other committees	Committee member (effective)	Pedagogic Professional	04/26/2018	Annual	0.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
066.530.828-06	Nomination and Corporate Governance Committee		10/25/1973	04/26/2018	0
Member of the Board of Directors
Member of the Personnel Committee

Ana Lúcia de Mattos Barretto Villela	Other committees	Committee member (effective)	Pedagogic Professional	04/25/2018	Annual
066.530.828-06	Annual		Personnel Committee		Yes	0.00%
	04/26/2018
Member of the Board of Directors
Member of the Nomination and Corporate
Governance Committee

Caio Ibrahim David	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
101.398.578-85	Disclosure and Trading Committee		01/10/1968	04/26/2018	8
Director Vice President

Carlos Henrique Donegá Aidar	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	75.00%
076.630.558-96	Disclosure and Trading Committee		10/19/1965	04/26/2018	4
Not applicable.

Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/26/2018	3
Member of the Board of Directors
Member of the Strategy Committee
Member of the Nomination and Corporate Governance
Committee Chairman of the Related Parties Committee

Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Nomination and Corporate Governance Committee		10/03/1954	04/26/2018	3

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors
Member of the Strategy Committee
Chairman of the Related Parties Committee
Member of the Personnel Committee

Fábio Colletti Barbosa	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/26/2018	3
Member of the Board of Directors
Member of the Nomination and Corporate Governance
Committee Chairman of the Related Parties Committee
Member of the Personnel Committee

Fábio Colletti Barbosa	Other committees	Chairman of the Committee	Business Administrator	04/26/2018	Annual	100.00%
771.733.258-20	Related Parties Committee		10/03/1954	04/26/2018	1
Member of the Board of Directors
Member of the Strategy Committee
Member of the Nomination and Corporate Governance Committee
Member of the Personnel Committee

Fernando Marsella Chacon Ruiz	Other committees	Committee member (effective)	Mathematician	04/26/2018	Annual	75.00%
030.086.348-93	Disclosure and Trading Committee		08/29/1965	04/26/2018	9
Not applicable.

Gustavo Jorge Laboissière Loyola	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/26/2018	5

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Member of the Board of Directors
Chairman of the Audit Committee
Member of the Compensation Committee

João Moreira Salles	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
295.520.008-58	Strategy Committee		04/11/1981	04/26/2018	1
Member of the Board of Directors

José Galló	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
032.767.670-15	Personnel Committee		09/11/1951	04/26/2018	2
Member of the Board of Directors

Leila Cristiane Barboza Braga de Melo	Other committees	Committee member (effective)	Lawyer	04/26/2018	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/26/2018	6
Executive Officer

Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Nomination and		05/06/1956	04/26/2018	1
	Corporate Governance Committee
Member of the Board of Directors
Member of the Capital and Risk Management Committee

Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Capital and Risk Management Committee		05/06/1956	04/26/2018	0
Member of the Board of Directors
Member of the Nomination and Corporate Governance Committee

Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/26/2018	Annual	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/26/2018	9
Member of the Board of Directors
Member of the Related Parties Committee
Member of the Compensation Committee

Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	93.33%
548.346.867-87	Related Parties Committee		07/13/1956	04/26/2018	5
Member of the Board of Directors
Chairman of the Capital and Risk Management Committee
Member of the Compensation
Committee

Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/26/2018	9
Co-chairman of the Board of Directors
Chairman of the Nomination and Corporate Governance Committee
Chairman of the Personnel
Committee Member of the
Compensation Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Nomination and Corporate Governance Committee		10/20/1959	04/26/2018	9
Co-chairman of the Board of Directors
Chairman of the Strategy Committee
Chairman of the Personnel
Committee Member of the
Compensation Committee

Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/26/2018	9
Co-chairman of the Board of Directors
Chairman of the Strategy Committee
Chairman of the Nomination and Corporate Governance Committee
Member of the Compensation Committee

Ricardo Villela Marino	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/26/2018	8
Member of the Board of Directors

Roberto Egydio Setubal	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/26/2018	9

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee
Chairman of the Compensation
Committee

Roberto Egydio Setubal	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	87.50%
007.738.228-52	Capital and Risk Management Committee		10/13/1954	04/26/2018	9
Co-chairman of the Board of Directors
Member of the Strategy Committee
Chairman of the Compensation Committee

Roberto Egydio Setubal	Other committees	Committee member (effective)	Engineer	04/26/2018	Annual	87.50%
007.738.228-52	Capital and Risk Management Committee		10/13/1954	04/26/2018	9
Co-chairman of the Board of Directors
Member of the Strategy Committee
Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Professional experience / Statement of any conviction /Independence criteria

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments.

Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Andre Balestrin Cestare - 213.634.648-25

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since August 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Officer since August 2017.

- Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management.

- Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses.

- Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model.

- Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget.

- Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Renato Barbosa do Nascimento - 161.373.518-90

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America.

Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously.

Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes.

Main activity of the company: Life insurance company.

PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Director Vice President since December 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989.

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015.

Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas:

(i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations.

(ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments.

(iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds.

(iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded.

(v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court.

(vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans.

(vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

(viii) Tax Advisory and Litigation.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Director Vice President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016; Director Vice President from March 2013 to December 2016; Exchange General Manager from 1980 to 1990.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015; Director Vice President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Economics from the School of Economics of USP in 1980 and in Business Administration from Fundação Getúlio Vargas in 1980; Postgraduate degree from EAESP/FGV in 1982; École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member since 2014.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Mr. Bortoloto joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tatiana Grecco - 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018.

Main activity of the company: Lease operations.

Investimentos Bemge S.A.: Member of the Board of Director since April 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Director Vice President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since February 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company.

Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil.

Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015 to April 2018; Officer elected on October 2018 and the process is under the analysis of the Central Bank of Brazil

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer since January 2014.

Main activity of the company: Lease operations.

Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors since October 2018 (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: Co-chairman since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011.

Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish - 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Holding company.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); Member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Mr. Genish has long experience in the high technology and telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

Mr. Genish held management positions in the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL – Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

He was member of the founding team of GVT in 1999, leading the company at the time of the successful IPO in 2007 and the control acquisition process by Vivendi in 2009.

Academic background: Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro - 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

Main activity of the company: Oil exploration, extraction and refining.

Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution.

Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses.

School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department.

Main activity of the company: Higher education – undergraduate and graduate courses.

FEA-USP Endowment Fund: Member of the Fiscal Council since 2016.

Main activity of the fund: Raising and investment of funds to support FEA-USP.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017.

Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision - Independent Member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016.

Main activity of the company: Holding company.

Valens Brasil Ltda. ME: Managing Partner since January 2015.

Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others.

BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015.

Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: CEO from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012.

Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010.

IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members

NACD (National Association of Corporate Directors), USA: NACD Governance Fellow.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Marfrig S.A.: Effective Member of the Fiscal Council from 2016 to 2017; Alternate Member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

Academic background: Bachelor’s degree in Economics from Candido Mendes in 1973; Bachelor’s degree in Accounting from Moraes Júnior in 1981; Postgraduate degree in Finance from PUC/RJ in 1995.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009.

Main activity of the company: Holding company.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Professional experience / Statement of any conviction / Independence criteria

Antonio Carlos Barbosa de Oliveira - 528.154.718-68

Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018.

Main activity of the company: Holding company.

Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018.

Main activity of the company: Activities pertinent to culture and arts associations.

Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division.

Main activity of the company: Wholesale trading of IT equipment.

Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983.

Main activity of the company: Wholesale trading of IT equipment.

Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016.

“Amigos da Poli” Endownment Fund: Vice President of the Board in 2012.

Main activity of the company: Activities pertinent to associations not mentioned previously.

VISA Argentina: Officer from 1997 to 2001.

Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001.

Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994.

Main activity of the company: Educational support activities, except for school funds.

Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015.

Main activity of the company: Holding company.

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009.

BB Securities Limited: Member of the Board of Directors from 2004 to 2005.

Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005.

Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009.

BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007.

Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues.

Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016.

Main activity of the company: Administration of organized securities markets.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB).

Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000.

Main activity of the company: Multilateral group – corporate governance.

International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016.

Main activity of the company: Multilateral group that sets integrated reporting standards.

Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member.

Main activity of the company: Non-profit association.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017.

Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012.

Main activity of the company: Non-profit organization.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012.

Main activity of the company: Public administration in general.

Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006.

Main activity of the company: Activities of associations for protection of social rights.

São Paulo Stock Exchange (BOVESPA): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation.

Main activity of the company: Administration of organized securities markets.

Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres - 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006.

Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors.

Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions.

Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management Member of the Compensation Committee since April 2015.

Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice President from 1978 to 1988; Chief Executive Officer from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holding S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1994 to 2007.

Main activity of the company: Holding company.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); MBA from Stanford University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member since 2014.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish - 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Holding company.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); Member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Mr. Genish has long experience in the high technology and telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

Mr. Genish held management positions in the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL – Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

He was member of the founding team of GVT in 1999, leading the company at the time of the successful IPO in 2007 and the control acquisition process by Vivendi in 2009.

Academic background: Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors since October 2018 (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: Co-chairman since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Payment services provider.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies.

Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.

Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - TOTAL NUMBER OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors (1)	13
Fiscal Council (1)	4
Audit Committee (2)	146
Disclosure and Trading Committee (3)	4
Strategy Committee (1)	3
Capital and Risk Management Committee (1)	8
Nomination and Corporate Governance Committee (1)	2
Related Parties Committee (1)	15
Personnel Committee (1)	3
Compensation Committee (1)	4

(1)	from June 1, 2017 to February 5, 2018
(2)	from June 5, 2017 to January 31, 2018
(3)	from April 18, 2017 to January 22, 2018

B – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C - MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, and other committees, the meetings held since the investiture date of the members on June 1, 2017 to February 5, 2018 were considered; for the members of the Audit Committee, the meetings held since the investiture date of the members on June 5, 2017 to January 31, 2018 were considered, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 18, 2017 to January 22, 2018 were considered.

D - INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

In 08.31.2018, the director Matias Granatawas removed from the position of Officer of Itaú Unibanco Holding S.A.

We inform that the investiture of the officer Adriano Cabral Volpini, elected at the Meeting of the Board of Directors of October 25, 2018, is pending approval by the Central Bank of Brazil.

We present below the hierarchy flowchart of said Bodies:

F - Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members:

• Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (member of the Board of Directors) is the son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is the cousin of Ricardo Villela Marino (member of the Board of Directors).

b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira SallesJúnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, OlavoEgydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes EgydioVillela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with his father Pedro Moreira Salles (Co-chairman of the Board of Directors), are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and CompanhiaEsa;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, are in the management of parent company Itaúsa – Investimentos Itaú S.A.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer:

a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary companies.

b) Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are in the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of meeting	Date/Time	Quorum

2017	Annual and Extraordinary	04.19.2017 – 3:00pm	more than 90% of common shares and 22% of preferred shares
2016	Annual and Extraordinary	04.27.2016 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00pm	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05pm	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	29.04.2015 – 15h10	more than 90% of common shares and more than 4% of preferred shares

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, training on foreign regulatory, financial and tax environment was conducted, as well as training on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with U.S. financial entities and consulting companies. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (local acronym COAF), among others.

Over 2018 and up to the date of this Reference Form, training sessions were provided to members of the Audit Committee on: Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies.

In 2015, 2016 and 2017, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, 2016 and 2017, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches.

Also in 2015, 2016 and 2017, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Co-chairmen of the Board of Directors of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed reports to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the Chairman of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk department.

The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

Additionally, since October 2016, the Audit Committee has prepared monthly a summary of the most significant topics discussed at the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year and other topics of interest to the members of the Fiscal Council are submitted thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is the fact that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

•	Management Report, Form 20-F, Reference Form, and Integrated Report;
•	Changing and creating new policies;
•	Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG[1], corporate governance, analysts, and trade associations;
•	Share bonus and share splits;
•	Analyzing the trading of the parties adhering to the Trading Policy.

The ItaúUnibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1Environmental, Social and Corporate Governance

d) In 2017, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2018

Ethics e-learning course	Up to executive officers	Tri-annual	87.7%	New bi-annual cycle as from 2018

Anti-corruption e-learning course	Up to executive officers	Tri-annual	92.5%	New bi-annual cycle as from 2018

Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Tri-annual	71.4%	Continues in 2018 (with new bi-annual training cycle)

Ethics workshop	Managers and coordinators	Specific dates	86%	Continues in 2018 for new managers and coordinators

Executive seminars	Superintendents and officers	Triannual	83%	New cycle in 2018

Adherence to the Code of Ethics (#) (#) replaced in 2016 by a statement unifying the Code of Ethics and corporate integrity policies	Up to members of the Board of Directors	Annual	93%	Unified statement comprising Codes of Conduct and corporate integrity policies

Risk Culture	Up to members of the Board of Directors	Specific dates	95%	Under analysis whether it will continue in 2018

Executive Education for Officers Program	Officers	Annual	44%	Continues in 2018

In-person illicit acts prevention lecture (AML and corruption prevention).	Board of Directors	Annual	100%	New lecture on the topic

e) In 2017, the Internal Ombudsman’s Office received 1,252 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

17.5 – Other relevant information

Item 17.1 – Information - Capital

The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319.951,112 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

Item 17.2 – Capital increases

I – Supplementary information related to changes in the Company’s capital that took place in the past three years

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase		Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital
04/29/2015	General Stockholders’ Meeting	04/29/2015	R$	10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13.53066666666
09/14/2016	General Stockholders’ Meeting	09/14/2016	R$	12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry common shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14.09310846996

II – Bonus shares – April 29, 2015

At the Extraordinary General Stockholders’ Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of ten billion one hundred forty-eight million reais (R$10,148,000,000.00), with said capital stock increasing to eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00) from seventy-five billion reais (R$75,000,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

Capital will be increased through bonus shares with the issue of 553,083,268 new shares, of which 277,003,654 common and 276,079,614 preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on June 25, 2015.

III – Bonus shares – September 14, 2016

At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of twelve billion reais (R$12,000,000,000.00), with said capital stock increasing to ninety-seven billion, one hundred and forty-eight million reais (R$97,148,000,000.00) from eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

The capital will be increase through bonus in shares with the issue of 598,391,594 new shares, of which 304,704,019 are common and 293,687,575 are preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on September 23, 2016.

IV – Stock split – July 27, 2018

At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares.

Therefore, the stock split will be carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which will be assigned free of charge to stockholders as a stock split. Accordingly, stockholders will receive one (1) new share for each two (2) shares of the same type they own, and treasury shares will also be split. There will be no changes in the dividend distribution policy as a result of such approval.

The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred seventy six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred eighty eight million, four hundred fifty thousand (6,588,450,000) are common and six billion, five hundred eighty eight million, four hundred fifty thousand (6,588,450,000) are preferred shares.

This operation was approved by the Central Bank of Brazil on October 31, 2018.